

Via U.S. Mail and Facsimile

Mail Stop 4631

August 5, 2009

Alexei I. Kim
Chairman and President
Promotora Valle Hermosa, Inc.
301 East Pine Street, Suite 150
Orlando, Florida 32801

> **Re: Promotora Valle Hermosa, Inc.**
> **Amendment No. 1 to Form 10-K for**
> **Fiscal Year Ended December 31, 2008**
> **Amendment No. 1 to Form 10-Q for the**
> **Quarter Ended March 31, 2009**
> **File No. 000-27199**

Dear Mr. Kim:

　　We have reviewed your response letter dated July 31, 2009 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

Item 9A(T). Controls and Procedures, page 16

1. Please file an amendment to your Form 10-K for the year ended December 31, 2008 to provide a management's report on internal control over financial reporting which complies with all of the requirements of Item 308(T)(a) of Regulation S-K. In this regard, it does not appear that your report contains the following:

   - A statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting; and

- • Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in your internal control over financial reporting identified by management. We remind you that management is not permitted to conclude that internal control over financial reporting is effective if there are one or more material weaknesses. We also remind you to include a discussion of how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of your internal control over financial reporting.

<u>FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009</u>

<u>Item 4(T). Controls and Procedures, page 39</u>

2. Please file an amendment to your Form 10-Q for the period ended March 31, 2009 to disclose whether your disclosure controls and procedures were effective as of March 31, 2009, which is the end of the period covered by the report. Refer to Item 307 of Regulation S-K. We also remind you to discuss how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of disclosure controls and procedures.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Michael Paige, Esq. (*via facsimile 202/457-1678*)
    Jackson & Campbell, P.C.
    One Lafayette Centre, 300 South Tower
    1120 20th Street, N.W.
    Washington, D.C. 20036